UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 1185 Avenue of the Americas Suite 2000 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,468,753
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,468,753
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 25,985,761 shares of Common Stock (as defined herein) outstanding as of March 20, 2014, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 8, 2014.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,468,753
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,468,753
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the foregoing is based on 25,985,761 shares of Common Stock (as defined herein) outstanding as of March 20, 2014, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 8, 2014.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

5,468,753
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,468,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 25,985,761 shares of Common Stock (as defined herein) outstanding as of March 20, 2014, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 8, 2014.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 8 on Schedule 13D (this “Amendment No. 8”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013, Amendment No. 6 filed on November 7, 2013 and Amendment No. 7 filed on January 15, 2014, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D filing is hereby amended by adding the following immediately prior to the last paragraph thereof:

On April 24, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Seacoast National Bank (a wholly owned subsidiary of the Issuer), The BANKshares, Inc. and BankFIRST.  The Merger Agreement provides for, among other things, the merger of The BANKshares, Inc. with and into the Issuer and the merger of BankFIRST with and into Seacoast National Bank.  Under the Merger Agreement, each issued and outstanding share of common stock and preferred stock of The BANKshares, Inc. shall be converted into 0.4975 shares of Common Stock.  Following the consummation of the transactions contemplated by the Merger Agreement, CapGen LP and its affiliates will own approximately 24.16% of the outstanding Common Stock of the Issuer.

On April 24, 2014, CapGen LP entered into a shareholder support agreement (the “Buyer Support Agreement”), with respect to, among other things, the voting of CapGen LP’s shares of Common Stock in favor of the approval of the terms of the Merger Agreement and the transactions contemplated thereby.

On April 24, 2014, CapGen Capital Group LP (“CapGen I”), an affiliate of CapGen LP, entered into a shareholder support agreement (the “Seller Support Agreement”), with respect to, among other things, the voting of CapGen I’s shares of common stock of The BANKshares, Inc. in favor of the approval of the terms of the Merger Agreement and the transactions contemplated thereby.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D filing is hereby amended by adding the following immediately prior to the last paragraph thereof:

On April 24, 2014, CapGen LP entered into the Buyer Support Agreement, a copy of which is included as Exhibit 14 to this Schedule 13D.

Pursuant to the Buyer Support Agreement, CapGen LP has agreed, among other things, (i) to vote (or cause to be voted) all of its shares of Common Stock in favor of the approval of the terms of the Merger Agreement and the transactions contemplated thereby, and not to grant any proxies to any third party, except where such proxies are expressly directed to vote in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of the Issuer, to approve or adopt the Merger Agreement unless the Buyer Support Agreement shall have been terminated in accordance with its terms.  In connection with the foregoing, CapGen LP has appointed the Issuer as its proxy, on the terms set forth above and subject to automatic termination upon termination of the Buyer Support Agreement (as described below).

In addition, CapGen LP has agreed not to transfer any of its shares of Common Stock or any interest therein, which restriction shall terminate upon the first to occur of (i) the effective time of the transactions contemplated by the Merger Agreement or (ii) the date upon which the Merger Agreement is terminated in accordance with its terms.

CapGen LP’s obligations under the Buyer Support Agreement are subject to CapGen LP’s receipt of approvals from the Fed, from any other governmental authority, and pursuant to CapGen LP’s partnership agreement, as may be required.

The Buyer Support Agreement may be terminated at any time by the written consent of the parties thereto, and the Buyer Support Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the failure of CapGen LP (having otherwise complied with the Buyer Support Agreement) to receive necessary approvals, or (iii) the consummation of the transactions contemplated by the Merger Agreement.

On April 24, 2014, CapGen I entered into the Seller Support Agreement, on substantially the same terms as the Buyer Support Agreement with respect to CapGen I’s shares of common stock of The BANKshares, Inc., a copy of which is included as Exhibit 15 to this Schedule 13D.

The foregoing references to and description of the Buyer Support Agreement and the Seller Support Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Buyer Support Agreement and the Seller Agreement, which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 14	SBC Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group III LP.

Exhibit 15	Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group LP.

Exhibit 16	Joint Filing Agreement, dated April 29, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 29, 2014

CAPGEN CAPITAL GROUP III LP

	By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 14	SBC Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group III LP.

Exhibit 15	Shareholder Support Agreement, dated as of April 24, 2014, by and among Seacoast Banking Corporation of Florida, The BANKshares, Inc. and CapGen Capital Group LP.

Exhibit 16	Joint Filing Agreement, dated April 29, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig.